November 21, 2018

William Goh
Chief Executive Officer
TechMedia Advertising, Inc.
6, Shenton Way #21-08 OUE Downtown
Singapore, 068809

       Re: TechMedia Advertising, Inc.
           Amendment No. 1 to Registration Statement on Form 10
           Filed November 9, 2018
           File No. 000-52945

Dear Mr. Goh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services